For Immediate Release

      NEWS RELEASE

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PFN Announces Geochemical Study and Re-assay Program,

River Valley Platinum Group Metal (PGM) Project

Geochemical study underway to:

•

document five element PGM concentrations

•

determine controls on metal distribution

•

establish genetic model for origins of mineralization

June 4, 2009, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is pleased to announce the initiation of a detailed geochemical study of PGM mineralization in the River Valley intrusion near Sudbury, Ontario.  The program is designed to better constrain the genetic model for the origins of the mineralization, to establish the geochemical characteristics of high grade zones as an aid to future exploration, and to document five element PGM concentrations (including, iridium, rhodium and ruthenium) to provide better estimates of the value of the mineralization.

An initial batch of 47 pulps from River Valley drill core samples was submitted to Genalysis Laboratory Services Pty Ltd. for nickel sulphide (NiS) collection fire assay analysis of platinum, palladium, osmium, iridium, rhodium, ruthenium, and gold concentrations in 2008. Genalysis Laboratory Services is an ISO/IEC 17025 (2005) accredited analytical laboratory located in Perth, Australia. The goal of this work was primarily to compare rhodium assay results by the NiS collection fire assay method with those obtained over the course of the project using the lead (Pb) collection fire assay technique. Typically, the NiS method provides more accurate results for the elements osmium, iridium, rhodium and ruthenium.

The concentrations of platinum and palladium in the samples analyzed by the NiS collection method at Genalysis are statistically equivalent to the concentrations of these elements as reported in the original XRAL Laboratories (a division of SGS Canada Inc.) Pb collection fire assay analyses (see accompanying table). The correlations between Pt and Pd in the two data sets are excellent. Statistical analysis of the more limited rhodium assay data (15 samples) indicates that the concentrations determined by the NiS collection method are, on average, approximately 30% higher than the original rhodium assays. The concentration data for samples for which rhodium analyses from both laboratories are available are tabulated below. The correlation between the two sets of rhodium results is also excellent, suggesting that sample heterogeneity is not the source of the concentration differences.

Based on these results, PFN embarked on a more comprehensive evaluation of five element (platinum, palladium, rhodium, iridium, ruthenium) PGM concentrations of the River Valley mineralization through support of a scientific study being conducted by Dr. Reid Keays of Monash University, Australia. Dr. Keays is an expert in the geochemistry of nickel-copper-PGM deposits, and the processes leading to their formation. A total of 337 core samples were collected from five drill holes from the River Valley project area. The holes were selected to provide a sample set that encompasses a wide range of PGM concentrations, rock types, degrees of alteration, and geographic locations. The samples also represent stratigraphic sections through the mineralization; from footwall through the mineralized breccia unit and into the overlying layered series lithologies.

In addition to NiS collection fire assay for a five element PGM suite, the samples will undergo research quality analyses for a wide range of elements, including the large ion lithophile elements, the rare earth elements, high field strength elements, sulphur and selenium. Density measurements will also be completed on the core samples. Dr. Keays is supervising the analytical work, and has submitted the samples to the Ontario Ministry of Northern Development and Mines’ Geoscience Laboratories, an ISO 9002 (2009) accredited analytical laboratory located in Sudbury, Ontario.

The PGM assay data and density measurements will be used to refine economic modelling of the deposit, and to better quantify the total value of the River Valley mineralization. The geochemical data will be used to examine trends in geochemical parameters moving across the mineralized zone, and to establish the geochemical characteristics of different mineralization types. The goals of this work are to determine the processes that led to the mineralization, to document the controls on metal distribution, and to establish a genetic model for the origins of the mineralization.  This work will greatly enhance the knowledge base for the River Valley mineralization, and provide practical guidance for future exploration targeting higher grade zones within the deposit.

About the River Valley Project

The River Valley project is a 50/50 joint venture between PFN and the world’s largest PGM producer, Anglo Platinum Limited. Anglo Platinum can increase its ownership interest to 60% by completing a positive feasibility study, and to 65% by advancing the project through to production. To date, Anglo Platinum has expended approximately $22.5 million on the project. A 43-101-compliant resource estimate by Geosim Services Inc. (see PFN press release dated March 27 2006) outlined measured and indicated resources of 30.5 million tonnes grading 0.06 grams per tonne (g/t) gold, 0.34 g/t platinum and 0.97 g/t palladium, and inferred resources of 2.39 million tonnes grading 0.05 g/t gold 0.31 g/t platinum and 0.87 g/t palladium. The resource estimates used a cut-off grade of 0.7 g/t (platinum+palladium).  The other four PGM (osmium, iridium, ruthenium and rhodium) were not included in any of the resource calculations due to insufficient assay data.

Comparison of original assay results and check assay results for selected River Valley drill core samples that underwent prior testing for rhodium concentrations between 2000 and 2006.  All concentrations are reported in parts per billion (ppb; 1000 ppb = 1 gram per tonne (g/t)). The XRAL results were obtained by the lead collection fire assay method, while the Genalysis results were obtained using the nickel sulphide collection fire assay method.

ELEMENT_LAB	Au_XRAL	Au_GENALYSIS	Pt_XRAL	Pt_GENALYSIS	Pd_XRAL	Pd_GENALYSIS	Rh_XRAL	Rh_GENALYSIS
UNIT	ppb	ppb	ppb	ppb	ppb	ppb	ppb	ppb
SAMPLE NUMBER
39204	203	269	1262	1371	3955	4210	140	149
39205	185	198	778	948	2987	2942	43	75
39206	135	138	534	617	1627	1785	30	59
39208	70	67	404	397	1321	1240	27	36
6583	197	150	934	1294	3112	3127	88	117
6584	192	253	1631	1825	6867	6290	179	239
6587	209	219	1396	1598	4974	5462	145	195
6588	177	239	936	1171	3740	3985	87	123
7222	222	173	617	675	2592	2647	47	65
7223	320	380	2694	2752	12486	12504	278	357
7224	308	460	1168	1202	5334	4744	102	108
7225	280	436	1356	1472	5776	5447	145	176
7226	148	161	1820	1659	5280	4827	57	77
7227	246	289	3118	2755	8660	7553	216	307
7228	56	57	491	803	1596	1457	59	40

The qualified person for this press release is Jonathan Findlay, Ph.D., P.Geo., Vice President of Exploration for Pacific North West Capital Corp.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production.

Pacific North West Capital Corp. is well funded, has an experienced management team and has the ability to take advantage of the tremendous acquisition opportunities presented by current market conditions. The Company’s focus is to acquire advanced stage precious metals projects and to continue to expand its platinum group metals and base metals division.

Pacific North West Capital Corp. has approximately $6 million in working capital and securities.

On behalf of the Board of Directors

Harry Barr

President & C.E.O.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

Further Information:  Tel: +1 604 685 1870  Fax: +1 604 685 8045

Email:  info@pfncapital.com, or visit www.pfncapital.com

2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3